SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2018

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                         No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended September 30, 2018

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA (formerly Quintiles IMS Holdings Inc.), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.72.54, as published by Federal Reserve Board of Governors on September 28, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

2

3

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars	Note	September 30, 2018		September 30, 2018		March 31, 2018
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	52	Rs.	3,780	Rs.	2,638
Other investments	5		215		15,605		18,330
Trade and other receivables			636		46,135		40,617
Inventories	6		448		32,490		29,089
Derivative financial instruments			5		347		103
Tax assets			45		3,285		4,567
Other current assets			181		13,139		14,301
Total current assets without disposal group		U.S.$	1,582	Rs.	114,781	Rs.	109,645
Assets of disposal group held for sale	25		11		829		-
Total current assets		U.S.$	1,594	Rs.	115,610	Rs.	109,645
Non-current assets
Property, plant and equipment		U.S.$	781	Rs.	56,640	Rs.	57,869
Goodwill	10		55		4,016		3,945
Other intangible assets			652		47,274		44,665
Trade and other receivables			3		182		169
Investment in equity accounted investees			32		2,329		2,104
Other investments	5		20		1,452		2,549
Deferred tax assets			77		5,564		3,628
Other non-current assets			16		1,167		1,030
Total non-current assets		U.S.$	1,635	Rs.	118,624	Rs.	115,959
Total assets		U.S.$	3,229	Rs.	234,234	Rs.	225,604
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	194	Rs.	14,073	Rs.	16,052
Short-term borrowings	12		384		27,855		25,466
Long-term borrowings, current portion	12		1		62		63
Provisions			54		3,905		3,732
Tax liabilities			15		1,084		1,530
Derivative financial instruments			10		690		85
Bank overdraft	4		0		8		96
Other current liabilities			325		23,552		22,668
Total current liabilities without disposal group		U.S.$	982	Rs.	71,229	Rs.	69,692
Liabilities of disposal group held for sale	25		1		77		-
Total current liabilities		U.S.$	983	Rs.	71,306	Rs.	69,692
Non-current liabilities
Long-term borrowings	12	U.S.$	380	Rs.	27,597	Rs.	25,089
Deferred tax liabilities			10		694		730
Provisions			1		54		53
Other non-current liabilities			43		3,137		3,580
Total non-current liabilities		U.S.$	434	Rs.	31,482	Rs.	29,452
Total liabilities		U.S.$	1,417	Rs.	102,788	Rs.	99,144
Equity
Share capital	15	U.S.$	11	Rs.	830	Rs.	830
Treasury shares	15		(1)		(64)		-
Share premium			112		8,155		7,790
Share based payment reserve			11		820		1,021
Capital redemption reserve			2		173		173
Retained earnings			1,647		119,449		113,865
Other components of equity			29		2,083		2,781
Total equity		U.S.$	1,812	Rs.	131,446	Rs.	126,460
Total liabilities and equity		U.S.$	3,229	Rs.	234,234	Rs.	225,604

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2018		2018		2017		2018		2017
		Convenience translation (See Note 2(d))
Revenues(1)	26	U.S.$	1,036	Rs.	75,185	Rs.	68,619	Rs.	37,978	Rs.	35,460
Cost of revenues			463		33,560		32,621		17,081		16,559
Gross profit			574		41,625		35,998		20,897		18,901
Selling, general and administrative expenses			337		24,478		22,795		12,372		11,032
Research and development expenses			114		8,277		9,250		4,120		4,175
Other income net	13		(13)		(944)		(308)		(641)		(114)
Total operating expenses			439		31,811		31,737		15,851		15,093
Results from operating activities (A)			135		9,814		4,261		5,046		3,808
Finance income			16		1,184		635		833		199
Finance expense			(6)		(403)		(438)		(208)		(223)
Finance (expense)/income, net (B)	14		11		781		197		625		(24)
Share of profit of equity accounted investees, net of tax (C)			3		192		190		109		92
Profit before tax [(A)+(B)+(C)]			149		10,787		4,648		5,780		3,876
Tax expense	18		16		1,188		1,208		742		1,027
Profit for the period		U.S.$	132	Rs.	9,599	Rs.	3,440	Rs.	5,038	Rs.	2,849
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	0.80	Rs.	57.83	Rs.	20.75	Rs.	30.35	Rs.	17.18
Diluted earnings per share of Rs.5/- each		U.S.$	0.80	Rs.	57.76	Rs.	20.71	Rs.	30.31	Rs.	17.15

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Effective July 1, 2017, Goods and Services Tax (“GST”) was introduced in India. Following the principles of IFRS 15, revenues from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the six months ended September 30, 2018 are not comparable with those of the previous period presented. Revenues for the six months ended September 30, 2017 include excise duty amounting to Rs.173.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the six months ended September 30,						For the three months ended September 30,
Particulars	2018		2018		2017		2018		2017
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	132	Rs.	9,599	Rs.	3,440	Rs.	5,038	Rs.	2,849
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$.	(6)	Rs.	(456)	Rs.	-	Rs.	59	Rs.	-
Actuarial gains on post-employment benefit obligations		0		8		-		8		-
Tax impact on above items		2		124		-		(16)		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$.	(4)	Rs.	(324)	Rs.	-	Rs.	51	Rs.	-
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of available for sale financial instruments	U.S.$	-	Rs.	-	Rs.	(2,240)	Rs.	-	Rs.	(564)
Foreign currency translation adjustments		2		148		(118)		225		(11)
Foreign currency translation reserve re-classified to the income statement on disposal of foreign operation		(2)		(113)		-		(113)		-
Effective portion of changes in fair value of cash flow hedges, net		(8)		(590)		(30)		(312)		(140)
Tax impact on above items		3		231		522		114		172
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$.	(4)	Rs.	(324)	Rs.	(1,866)	Rs.	(86)	Rs.	(543)
Other comprehensive loss for the period, net of tax	U.S.$.	(9)	Rs.	(648)	Rs.	(1,866)	Rs.	(35)	Rs.	(543)
Total comprehensive income for the period	U.S.$	123	Rs.	8,951	Rs.	1,574	Rs.	5,003	Rs.	2,306

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2018	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(1)		-		-		-		-		(50)			-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(2)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the period		-		-		-		-		-			-		-		-		-		9,599		9,599
Net change in fair value of equity instruments, net of tax benefit of Rs.127		-		-		-		-		(329)			-		-		-		-		-		(329)
Foreign currency translation adjustments, net of tax benefit of Rs.14(3)		-		-		-		-		-			49		-		-		-		-		49
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.217		-		-		-		-		-			-		(373)		-		-		-		(373)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.3		-		-		-		-		-			-		-		-		5		-		5
Total comprehensive income (B)	Rs.	0	Rs.	-	Rs.	-	Rs.	-	Rs.	(329)		Rs.	49	Rs.	(373)	Rs.	-	Rs.	5	Rs.	9,599	Rs.	8,951
Issue of equity shares on exercise of options		0		365		-		(365)		-			-		-		-		-		-		0
Share-based payment expense		-		-		-		164		-			-		-		-		-		-		164
Purchase of treasury shares		-		-		(64)		-		-			-		-		-		-		-		(64)
Dividend paid (including corporate dividend tax)		-		-		-		-		-			-		-		-		-		(4,003)		(4,003)
Total transactions with owners of the Company (C)	Rs.	0	Rs.	365	Rs.	(64)	Rs.	(201)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,003)	Rs.	(3,903)
Balance as of September 30, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	8,155	Rs.	(64)	Rs.	820	Rs.	(1,425)			Rs4,233	Rs.	(328)	Rs.	173	Rs.	(397)	Rs.	119,449	Rs.	131,446
Convenience translation (See note 2(d))	U.S.$	11	U.S.$	112	U.S.$	(1)	U.S.$	11	U.S.$.	(20)		U.S.$	58	U.S.$.	(5)	U.S.$	2	U.S.$.	(6)	U.S.$	1,647	U.S.$	1,812

Balance as of April 1, 2017 (D)	Rs.	829	Rs.	7,359	Rs.	-	Rs.	998	Rs.	2,744		Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044
Profit for the period		-		-		-		-		-			-		-		-		-		3,440		3,440
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.534		-		-		-		-		(1,706)			-		-		-		-		-		(1,706)
Foreign currency translation adjustments, net of tax expense of Rs.23		-		-		-		-		-			(141)		-		-		-		-		(141)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.11		-		-		-		-		-			-		(19)		-		-		-		(19)
Total comprehensive income (E)	Rs.	0	Rs.	-	Rs.	-	Rs.	-	Rs.	(1,706)		Rs.	(141)	Rs.	(19)	Rs.	-	Rs.	-	Rs.	3,440	Rs.	1,574
Issue of equity shares on exercise of options		0		349		-		(349)		-			-		-		-		-		-		0
Share-based payment expense		-		-		-		214		-			-		-		-		-		-		214
Dividend paid (including corporate dividend tax)		-		-		-		-		-			-		-		-		-		(3,992)		(3,992)
Total transactions with owners of the Company (F)	Rs.	0	Rs.	349	Rs.	-	Rs.	(135)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,778)
Balance as of September 30, 2017 [(D)+(E)+(F)]	Rs.	829	Rs.	7,708	Rs.	-	Rs.	863	Rs.	1,038		Rs.	4,092	Rs.	67	Rs.	173	Rs.	(429)	Rs.	107,499	Rs.	121,840

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was considered in retained earnings.

(2)	Represents mark to market gain/(loss) on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.
(3)	Includes gain of Rs.113 re-classified from foreign currency translation reserve to the income statement on disposal of a foreign operation. Refer to Note 9 of these unaudited condensed consolidated interim financial statements for further details.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2018		2018		2017
	Convenience translation (See Note 2(d))
Cash generated from operating activities:
Profit for the period	U.S.$	132	Rs.	9,599	Rs.	3,440
Adjustments for:
Income tax expense		16		1,188		1,208
Realized and unrealized gains on investments		(3)		(221)		(371)
Depreciation and amortization		82		5,981		5,740
Impairment loss on property, plant and equipment, and other intangible assets		2		127		-
Inventory write-downs		22		1,577		1,586
Allowance for credit loss and doubtful trade and other receivables		2		149		(11)
Profit on sale of property, plant and equipment and other intangible assets, net		(7)		(540)		(2)
Allowance for sales returns		22		1,578		1,367
Share of profit of equity accounted investees		(3)		(192)		(190)
Exchange gain, net		(30)		(2,176)		(1,471)
Interest expense, net		1		43		231
Equity settled share-based payment expense		2		164		214
Changes in operating assets and liabilities:
Trade and other receivables		(40)		(2,881)		(3,490)
Inventories		(69)		(5,005)		154
Trade and other payables		(22)		(1,611)		326
Other assets and other liabilities		(4)		(277)		(2,913)
		103		7,503		5,818
Income tax paid		(25)		(1,797)		(1,090)
Net cash generated from operating activities	U.S.$	79	Rs.	5,706	Rs.	4,728
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(51)		(3,668)		(5,570)
Proceeds from sale of property, plant and equipment, and other intangible assets		17		1,233		50
Purchase of other intangible assets		(11)		(776)		(486)
Purchase of other investments		(505)		(36,637)		(24,619)
Proceeds from sale of other investments		553		40,119		24,955
Interest and dividend received		4		266		214
Net cash from/(used in) investing activities	U.S.$	7	Rs.	537	Rs.	(5,456)
Cash flows used in financing activities:
Proceeds from issuance of equity shares		0		0		0
Repayment of short-term borrowings, net		(4)		(290)		(14,961)
Repayment of long-term borrowings		(1)		(42)		(74)
Proceeds from long-term borrowings		-		-		19,065
Purchase of treasury shares		(1)		(64)		-
Dividend paid (including corporate dividend tax)		(55)		(4,003)		(3,992)
Interest paid		(10)		(746)		(684)
Net cash used in financing activities	U.S.$	(71)	Rs.	(5,145)	Rs.	(646)
Net increase/(decrease) in cash and cash equivalents		15		1,098		(1,374)
Effect of exchange rate changes on cash and cash equivalents		2		132		(5)
Cash and cash equivalents at the beginning of the period		35		2,542		3,779
Cash and cash equivalents at the end of the period (See Note 4 for further details)	U.S.$	52	Rs.	3,772	Rs.	2,400

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Karnataka in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, Ukraine, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These interim financial statements were authorized for issuance by the Company’s Board of Directors on November 01, 2018.

b) Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2018 contained in the Company’s Annual Report on Form 20-F except for the changes to the accounting policies on adoption of IFRS 9, “Financial instruments”, and IFRS 15, “Revenue from Contracts with Customers”.

Impact of adoption of IFRS 9 and IFRS 15

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. The Company applied the modified retrospective method upon adoption of IFRS 9 on April 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at April 1, 2018 was a decrease to retained earnings of Rs.12.

Detailed below is the impact of the implementation of IFRS 9 on the Company.

Investment in mutual funds

The most significant impact to the Company, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on investment in mutual funds. Investment in mutual funds, was previously classified as available-for-sale investments. The unrealized gains and losses which were previously recognized in the consolidated statement of other comprehensive income will now be recognized in the consolidated income statement. On transition to IFRS 9, the unrealized gain of Rs.50 previously recognized in other comprehensive income was transferred to retained earnings.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

b) Significant accounting policies (continued)

Investment in equity shares

All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies are classified as at fair value through profit and loss (“FVTPL”). For all other equity instruments, the Company may make an irrevocable election to present subsequent changes in the fair value through other comprehensive income (“FVTOCI”). The Company makes such election on an instrument by-instrument basis. The classification is made on initial recognition and is irrevocable.

The Company has elected the irrevocable option to record fair value movements on certain equity investments in the consolidated statement of other comprehensive income with no future reclassification of such gains and losses to the consolidated income statement. On transition to IFRS 9, an amount of Rs.1,096, representing the change in the fair value of equity instruments as on April 1, 2018, was retained in other comprehensive income and will be reclassified to retained earnings on sale of such instruments.

Impairment of trade receivables

In accordance with IFRS 9, the Company has implemented the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.

The Company follows a “simplified approach” which does not require the Company to track changes in credit risk but rather recognize impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition. For this purpose, the Company designed a provision matrix to determine impairment loss allowance on the portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

Hedge accounting

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Company’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. Based on the impact of the adoption assessment performed, the Company believes that its hedge relationships designated under IAS 39, “Financial Instruments: Recognition and Measurement”, will continue to be designated as such under the new hedge accounting requirements.

Tabulated below is the impact of the implementation of IFRS 9 on the financial position of the Company on the transition date:

	April 1, 2018		IFRS 9 adjustment		Adjusted April 1, 2018
Current assets:
Trade and other receivables	Rs.	40,617	Rs.	(87)	Rs.	40,530
Non-current assets:
Deferred tax assets	Rs.	3,628	Rs.	25	Rs.	3,653
Equity:
Retained earnings	Rs.	113,865	Rs.	(12)	Rs.	113,853
Other components of equity		2,781		(50)		2,731

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

b) Significant accounting policies (continued)

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. This comprehensive new standard supersedes IAS 18, “Revenue”, IAS 11, “Construction contracts” and related interpretations. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The impacts of the adoption of the new standard are summarized below:

The Company’s revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue (approximately 97%) is generated from the sale of goods.

Sale of goods

Revenue from sales of goods is comprised of sale of generic and branded products and sale of active pharmaceutical ingredients and intermediates. Revenue from sale of goods is recognized where control is transferred to the Company’s customers at the time of shipment to or receipt of goods by the customers. There was no change in the point of recognition of revenue upon adoption of IFRS 15.

Service income

Service income, which primarily relates to revenue from contract research, is recognized as and when the underlying services are performed. There was no change in the point of recognition of revenue upon adoption of IFRS 15. Upfront non-refundable payments received under these arrangements continue to be deferred and are recognized over the expected period that related services are to be performed.

License fees

License fees primarily consist of income from the out-licensing of intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for intellectual property licenses. Upfront non-refundable payments received under these arrangements continue to be deferred and are recognized over the expected period that related services are to be performed.

Profit share revenues and milestone payments

Revenues from sales of goods also include revenues from profit sharing arrangements with business partners for sales of the Company’s products in certain markets. Furthermore, the Company receives milestone payments related to out-licensing of the intellectual property. Under IFRS 15, the profit share amount is recognized only to the extent that it is highly probable that a significant reversal in the amount of profit share will not occur when the uncertainty associated with the profit share is subsequently resolved. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

The Company applied the modified retrospective method upon adoption of IFRS 15 on April 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years.

Overall, the application of this standard did not have a material impact on the revenue streams from the sale of goods, service income, license fee, profit share revenues and milestone payments, and associated rebates and sales returns provision.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

c) Basis of measurement

These interim financial statements have been prepared in accordance with the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;
•	certain financial assets are measured either at fair value or at amortized cost depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value; and
•	investments in joint ventures are accounted for using the equity method.

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended September 30, 2018 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.72.54, as published by the Federal Reserve Board of Governors on September 28, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2018.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

g) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

Upon adoption, a portion of the annual operating lease expense, which is currently fully recognized as functional expense, will be recognized as finance expense. Further, a portion of the annual lease payments recognized in the cash flow statement as reduction of lease liability will be recognized as outflow from financing activities, which are currently fully recognized as an outflow from operating activities.

The undiscounted and non-cancellable operating lease commitments of Rs.1,929 and Rs.1,710 as at March 31, 2018 and 2017, respectively, as disclosed in Note 27 of Form 20-F as of March 31, 2018, provide an indicator of the impact of implementation of IFRS 16 on the consolidated financial statements of the Company. Accordingly, the Company believes that the adoption of IFRS 16 will not have a material impact on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 “Income Taxes”, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the applicable tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under applicable tax law. The interpretation provides specific guidance in several areas where previously IAS 12 was silent. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. An entity can, on initial application, elect to apply this interpretation either:

•	retrospectively applying IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, if possible without the use of hindsight; or

•	retrospectively, with the cumulative effect of initially applying the interpretation recognized at the date of initial application as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate).

The Company is in the process of evaluating the impact of IFRIC 23 on the consolidated financial statements.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Chief Executive Officer is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations. These products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues and expenses is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2018										For the six months ended September 30, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	61,172	Rs.	11,438	Rs.	1,502	Rs.	1,073	Rs.	75,185	Rs.	56,073	Rs.	10,305	Rs.	1,260	Rs.	981	Rs.	68,619
Gross profit	Rs.	36,867	Rs.	2,882	Rs.	1,247	Rs.	629	Rs.	41,625	Rs.	32,772	Rs.	1,640	Rs.	1,051	Rs.	535	Rs.	35,998
Selling, general and administrative expenses										24,478										22,795
Research and development expenses										8,277										9,250
Other income, net										(944)										(308)
Results from operating activities									Rs.	9,814									Rs.	4,261
Finance income, net										781										197
Share of profit of equity accounted investees, net of tax										192										190
Profit before tax									Rs.	10,787									Rs.	4,648
Tax expense										1,188										1,208
Profit for the period										9,599									Rs.	3,440

(1)	Revenues for the six months ended September 30, 2018 and 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.3,114 and Rs.2,695, respectively.

Information about segments:	For the three months ended September 30, 2018										For the three months ended September 30, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(2)	Rs.	30,536	Rs.	6,029	Rs.	776	Rs.	637	Rs.	37,978	Rs.	28,618	Rs.	5,654	Rs.	748	Rs.	440	Rs.	35,460
Gross profit	Rs.	18,111	Rs.	1,697	Rs.	653	Rs.	436	Rs.	20,897	Rs.	16,936	Rs.	1,107	Rs.	633	Rs.	225	Rs.	18,901
Selling, general and administrative expenses										12,372										11,032
Research and development expenses										4,120										4,175
Other income, net										(641)										(114)
Results from operating activities									Rs.	5,046									Rs.	3,808
Finance (expense)/income, net										625										(24)
Share of profit of equity accounted investees, net of tax										109										92
Profit before tax									Rs.	5,780									Rs.	3,876
Tax expense										742										1,027
Profit for the period									Rs.	5,038									Rs.	2,849

(2)	Revenues for the three months ended September 30, 2018 and 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,628 and Rs.1,456, respectively.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2018		2017		2018		2017
India	Rs.	14,568	Rs.	12,881	Rs.	7,747	Rs.	6,806
United States		33,888		32,492		16,180		16,191
Russia		7,581		6,679		3,793		3,218
Others		19,148		16,567		10,258		9,245
	Rs.	75,185	Rs.	68,619	Rs.	37,978	Rs.	35,460

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2018		March 31, 2018
Cash balances	Rs.	2	Rs.	2
Balances with banks		2,168		1,454
Term deposits with banks (original maturities up to 3 months)		1,610		1,182
Cash and cash equivalents in the statement of financial position	Rs.	3,780	Rs.	2,638
Bank overdrafts used for cash management purposes		8		96
Cash and cash equivalents in the statement of cash flow	Rs.	3,772	Rs.	2,542
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	101	Rs.	72
Other restricted cash balances		5		14

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Other investments

Other investments primarily consist of investments in units of mutual funds, equity securities, bonds, commercial paper and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of September 30, 2018 and March 31, 2018 were as follows:

	As of September 30, 2018						As of March 31, 2018
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value / amortized cost(2)
In units of mutual funds	Rs.	8,112	Rs.	103	Rs.	8,215	Rs.	14,703	Rs.	75	Rs.	14,778
In equity securities(1)		2,703		(1,965)		738		2,703		(1,508)		1,195
In bonds		7,312		-		7,312		4,633		-		4,633
In commercial paper		232		-		232		232		-		232
Term deposits		538		-		538		41		-		41
Others		22		-		22		-		-		-
	Rs.	18,919	Rs.	(1,862)	Rs.	17,057	Rs.	22,312	Rs.	(1,433)	Rs.	20,879
Current portion
In units of mutual funds	Rs.	8,112	Rs.	103	Rs.	8,215	Rs.	14,703	Rs.	75	Rs.	14,778
In bonds		6,621		-		6,621		3,279		-		3,279
In commercial paper		232		-		232		232		-		232
Term deposits		537		-		537		41		-		41
	Rs.	15,502	Rs.	103	Rs.	15,605	Rs.	18,255	Rs.	75	Rs.	18,330
Non-current portion
In equity securities(1)	Rs.	2,703	Rs.	(1,965)	Rs.	738	Rs.	2,703	Rs.	(1,508)	Rs.	1,195
In bonds		691		-		691		1,354		-		1,354
Term deposits		1		-		1		-		-		-
Others		22		-		22		-		-		-
	Rs.	3,417	Rs.	(1,965)	Rs.	1,452	Rs.	4,057	Rs.	(1,508)	Rs.	2,549

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 22 of these interim financial statements for further details.

(2)	Interest accrued but not due on bonds, commercial paper and term deposits with banks is included in other assets.

The foregoing investments are valued as follows:

Type of Investment	Measurement of Value
Investments in units of mutual funds	Fair value through profit and loss
Investments in equity securities	Fair value through other comprehensive income
Investments in bonds, commercial paper, term deposits and others	Amortized cost

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Inventories

Inventories consist of the following:

	As of
	September 30, 2018		March 31, 2018
Raw materials	Rs.	8,204	Rs.	7,294
Packing materials, stores and spares		2,274		2,394
Work-in-progress		7,225		7,175
Finished goods		14,787		12,226
	Rs.	32,490	Rs.	29,089

Details of inventories recognized in consolidated income statement:

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Raw materials, stores and spares, and changes in finished goods and work in progress	Rs.	17,680	Rs.	14,889	Rs.	9,201	Rs.	7,859
Inventory write-downs		1,577		1,586		761		868

7. Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Euros. The Company uses forward, option and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments, such as foreign currency borrowings, as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Net loss recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(1,026)	Rs.	(107)	Rs.	(503)	Rs.	(189)
Net loss recognized in equity in respect of hedges of highly probable forecast transactions		(590)		(30)		(312)		(140)
Net gain/(loss) recognized as component of revenue		(255)		321		(223)		188

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.540 as at September 30, 2018, as compared to a gain of Rs.49 as at March 31, 2018.

8. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, bonds, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts like forwards, options and interest rate swaps to mitigate its risk of changes in foreign currency exchange rates and interest rates.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Financial instruments (continued)

The carrying value and fair value of financial instruments as at September 30, 2018 and March 31, 2018 were as follows:

	As of September 30, 2018				As of March 31, 2018
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	3,780	Rs.	3,780	Rs.	2,638	Rs.	2,638
Other investments(1)		17,057		17,057		20,879		20,879
Trade and other receivables		46,317		46,317		40,786		40,786
Derivative financial instruments		347		347		103		103
Other assets(2)		2,520		2,520		2,273		2,273
Total	Rs.	70,021	Rs.	70,021	Rs.	66,679	Rs.	66,679
Liabilities:
Trade and other payables	Rs.	14,073	Rs.	14,073	Rs.	16,052	Rs.	16,052
Derivative financial instruments		690		690		85		85
Long-term borrowings		27,659		27,659		25,152		25,152
Short-term borrowings		27,855		27,855		25,466		25,466
Bank overdraft		8		8		96		96
Other liabilities and provisions(3)		21,659		21,659		20,712		20,712
Total	Rs.	91,944	Rs.	91,944	Rs.	87,563	Rs.	87,563

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.11,786 and Rs.13,058 as of September 30, 2018 and March 31, 2018, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.8,989 and Rs.9,321 as of September 30, 2018 and March 31, 2018, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Investments in units of mutual funds	Rs.	8,215	Rs.	-	Rs.	-	Rs.	8,215
Investment in equity securities		738		-		-		738
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(343)		-		(343)

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	14,778	Rs.	-	Rs.	-	Rs.	14,778
Available for sale - Financial asset - Investment in equity securities		1,195		-		-		1,195
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		18		-		18

(1)	The Company enters into derivative contracts with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap pricing models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at September 30, 2018 and March 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9. Property, plant and equipment

Acquisitions and disposals

	For the six months ended September 30,				For the year ended
	2018		2017		March 31, 2018
Cost of assets acquired during the period	Rs.	3,242	Rs.	4,709	Rs.	8,894
Net book value of assets disposed of during the period		424		48		157
Impairment loss recognized during the period (1)		94		-		-
Loss/(gain) on disposal during the period (2)		(124)		(2)		55
Assets classified as disposal group (Refer to Note 25)		426		-		-

(1)	During the three months ended June 30, 2018, the Company entered into an agreement with Neopharma Inc. for the sale of its formulations manufacturing facility and related assets in Bristol, Tennessee which formed part of its Global generics segment. Consequent to this, the property, plant and equipment of this facility was measured at lower of the carrying value and fair value less costs to sell. Accordingly, an amount of Rs.94 was recorded as an impairment loss for the three months ended June 30, 2018.

(2)	During the three months ended September 30, 2018, the sale formalities were completed and the Company sold all of the issued and outstanding membership interests in Dr. Reddy’s Laboratories Tennessee, LLC and certain related assets. The aforesaid sale resulted in a gain on disposal of Rs.110, which was recognized under the heading “other (income)/expense, net” as gain on disposal of assets. The gain on disposal includes Rs.113 of foreign currency translation reserve reclassified to the income statement on disposal of foreign operation.

Depreciation expense

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Cost of revenues	Rs.	3,197	Rs.	3,159	Rs.	1,581	Rs.	1,606
Selling, general and administrative expenses		382		383		193		190
Research and development expenses		574		544		259		282
	Rs.	4,153	Rs.	4,086	Rs.	2,033	Rs.	2,078

Capital commitments

As of September 30, 2018 and March 31, 2018, the Company was committed to spend Rs.2,282 and Rs.3,788, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as at September 30, 2018 and March 31, 2018:

	As at
	September 30, 2018		March 31, 2018
Opening balance, gross	Rs.	20,219	Rs.	20,026
Effect of translation adjustments		71		193
Impairment loss(1)		(16,274)		(16,274)
Closing balance	Rs.	4,016	Rs.	3,945

(1)	The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

11. Other intangible assets

	For the six months ended September 30,				For the year ended
	2018		2017		March 31, 2018
Additions during the period	Rs.	1,130	Rs.	1,935	Rs.	2,605
Net book value of assets disposed of during the period		365		-		-
Gain on disposal during the period		(416)		-		-
Impairment loss recognized during the period		33		-		53

Gain on disposal of assets includes an amount of Rs.354 representing the profit on sale of an intangible asset forming part of the Company’s Proprietary products segment.

Amortization of other intangible assets

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Selling, general and administrative expenses	Rs.	1,628	Rs.	1,458	Rs.	863	Rs.	760
Cost of revenues		139		130		71		70
Research and development expenses		61		66		31		33
	Rs.	1,828	Rs.	1,654	Rs.	965	Rs.	863

Details of significant separately acquired intangible assets as at September 30, 2018:

Particulars of the asset	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	25,773
Select portfolio of assets	UCB India Private Limited and affiliates		5,829
Intellectual property rights relating to PPC-06	Xenoport, Inc		3,631
Habitrol® brand	Novartis Consumer Health Inc.		2,860
Beta brand	-		1,465
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,796
Intellectual property rights relating to Xeglyze™ lotion	Hatchtech Pty Limited		1,124
Brands	Ducere Pharma LLC		836
Intellectual property rights relating to fondaparinux sodium	Alchemia Limited		355
ANDAs	Gland Pharma Limited		335

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Switzerland, Germany, the United States, Russia, Mexico and Ukraine.

Short-term borrowings consist of the following:

	As at
	September 30, 2018		March 31, 2018
Pre-shipment credit	Rs.	20,224	Rs.	21,008
Other foreign currency borrowings		7,631		4,458
	Rs.	27,855	Rs.	25,466

The interest rate profile of short-term borrowings from banks is given below:

	As at
	September 30, 2018		March 31, 2018
	Currency(1)	Interest Rate(2)	Currency	Interest Rate
Pre-shipment credit	USD	1 Month LIBOR + 01 to 50 bps	USD	1 Month LIBOR + (30) to 30 bps
	-	-	INR	6.00%
	-	-	RUB	6.75%
Other foreign currency borrowings	USD	1 Month LIBOR + 65 to 85 bps	USD	1 Month/3 Months LIBOR + 65 to 85 bps
	-	-	RUB	8.20%
	UAH	21.50%	UAH	18.00%
	MXN	TIIE + 1.25%	-	-

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, “MXN” means Mexican pesos and “UAH” means Ukrainian hryvnia.

(2)	“LIBOR” means the London Inter-bank Offered Rate and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Long-term borrowings

Long-term borrowings consist of the following:

	As at
	September 30, 2018		March 31, 2018
Foreign currency borrowing by the parent company	Rs.	5,430	Rs.	4,880
Foreign currency borrowing by the Swiss Subsidiary		18,015		16,185
Foreign currency borrowing by the German Subsidiary		3,527		3,394
Obligations under finance leases		687		693
	Rs.	27,659	Rs.	25,152
Current portion
Obligations under finance leases	Rs.	62	Rs.	63
	Rs.	62	Rs.	63
Non-current portion
Foreign currency borrowing by the parent company	Rs.	5,430	Rs.	4,880
Foreign currency borrowing by the Swiss Subsidiary		18,015		16,185
Foreign currency borrowing by the German Subsidiary		3,527		3,394
Obligations under finance leases		625		630
	Rs.	27,597	Rs.	25,089

The terms “Swiss Subsidiary” and “German Subsidiary”, as used in the above table, are defined below.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Loans and borrowings (continued)

Long-term borrowings (continued)

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed U.S.$150. The Company was required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013. During the three months ended December 31, 2016, the Company entered into a financing arrangement with certain financial institutions to refinance the aforementioned borrowing of U.S.$150.

The Company repaid U.S.$75 of this loan on November 28, 2016, and is required to repay the U.S.$75 balance of the loan in 3 equal installments at the end of the 40th month, 43rd month and 46th month after the date the loan was refinanced.

Long-term bank loan of subsidiary companies

During the six months ended September 30, 2017, the Company incurred long-term borrowings of U.S.$250 in Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”), and EUR 42 in Reddy Holding GmbH, one of the Company’s subsidiaries in Germany (the “German Subsidiary”). The aforesaid loans are repayable over a 36 month period commencing at the end of the 24th month and continuing through the 60th month following the date of the loan agreement.

All the foregoing loan agreements impose various financial covenants on the Company. As of September 30, 2018, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at September 30, 2018 and March 31, 2018 were as follows:

As at
	September 30, 2018		March 31, 2018
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 70 to 105 bps	USD	LIBOR + 45 to 82.7 bps
	EUR	0.81%	EUR	0.81%

Undrawn lines of credit from banks

The Company had undrawn lines of credit of Rs.31,120 and Rs.24,046 as of September 30, 2018 and March 31, 2018, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

13. Other income, net

Other (income)/expense, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Gain on sale/disposal of property, plant and equipment and other intangibles, net(1)	Rs.	(540)	Rs.	(2)	Rs.	(472)	Rs.	(6)
Sale of spent chemicals		(190)		(133)		(97)		(74)
Scrap sales		(97)		(74)		(56)		(42)
Miscellaneous income, net		(117)		(99)		(16)		8
	Rs.	(944)	Rs.	(308)	Rs.	(641)	Rs.	(114)

(1)	Refer to Note 9 and Note 11 of these interim financial statements for further details.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14. Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Interest income	Rs.	360	Rs.	207	Rs.	227	Rs.	64
Profit on sale of units of mutual funds		182		371		80		88
Unrealized gain measured at FVTPL on units of mutual funds		39		-		33		-
Foreign exchange gain		603		57		493		47
Finance income (A)	Rs.	1,184	Rs.	635	Rs.	833	Rs.	199
Interest expense		(403)		(438)		(208)		(223)
Finance expense (B)	Rs.	(403)	Rs.	(438)	Rs.	(208)	Rs.	(223)
Finance (expense)/income, net [(A)+(B)]	Rs.	781	Rs.	197	Rs.	625	Rs.	(24)

15. Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2018 and September 30, 2017:

	As of September 30, 2018			As of September 30, 2017
	Number	Amount		Number	Amount
Opening number of equity shares	165,910,907	Rs.	830	165,741,713	Rs.	829
Issue of equity shares on exercise of options(1)	134,950		0	137,564		0
Closing number of equity shares	166,045,857	Rs.	830	165,879,277	Rs.	829
Treasury shares(2)	(25,000)	Rs.	(64)	-		-

(1)	During the six months ended September 30, 2018 and 2017, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, Dr. Reddy’s Employees ESOS Trust ( “ESOS Trust”) was incorporated to administer Dr. Reddy’s Employees Stock Option Scheme, 2018 with respect to the stock options to be granted against equity shares which the ESOS Trust may acquire under secondary acquisition. During the three months ended September 30, 2018, the ESOS Trust purchased 25,000 shares from secondary market for an aggregate consideration of Rs.64. Refer to Note 16 of these interim financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”)

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Compensation Committee”) administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years.

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	2,500,000	2,500,000	5,000,000

Dr. Reddy’s Employees Stock Option Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Plan, 2007

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan, 2002 (the “DRL 2002 Plan”), and the Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”), each of which also allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2018 under the above plans and the DRL 2018 Plan were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	119,456	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	70,730	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	102,960	Rs.	1,982.00	1 to 4 years	5 years
DRL 2007 Plan	46,200	Rs.	2,607.00	1 to 4 years	5 years
DRL 2018 Plan	235,700	Rs.	2,607.00	1 to 4 years	5 years

The above grants were made on May 21, 2018, July 26, 2018 and September 21, 2018.

The terms and conditions of the grants made during the six months ended September 30, 2017 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	158,112	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	63,304	Rs.	5.00	1 to 4 years	5 years

The above grants were made on May 11, 2017 and July 10, 2017.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Employee stock incentive plans (continued)

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	September 21, 2018		July 26, 2018		May 21, 2018		July 10, 2017		May 11, 2017
Expected volatility		33.98%		34.89%		32.97%		30.86%		30.08%
Exercise price	Rs.	5.00 / Rs.2,607.00	Rs.	5.00	Rs.	5.00 / Rs.1,982.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		7.90%		7.47%		7.46%		6.48%		6.69%
Expected dividends		0.78%		0.94%		1.06%		0.77%		0.77%
Grant date share price	Rs.	2,556.25	Rs.	2,132.75	Rs.	1,893.05	Rs.	2,726.20	Rs.	2,594.00

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Equity settled share-based payment expense(1)	Rs.	164	Rs.	214	Rs.	80	Rs.	103
Cash settled share-based payment expense(2)		38		7		18		(2)
	Rs.	202	Rs.	221	Rs.	98	Rs.	101

(1)	As of September 30, 2018, there was Rs.742 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.31 years.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of September 30, 2018, there was Rs.139 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.20 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

17. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.32 and Rs.49 as at September 30, 2018 and March 31, 2018, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.948 and Rs.1,093 as at September 30, 2018 and March 31, 2018, respectively.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the six months ended September 30, 2018 and 2017 was 11.0% and 25.9%, respectively. Income tax expense was Rs.1,188 for the six months ended September 30, 2018, as compared to income tax expense of Rs.1,208 for the six months ended September 30, 2017.

The Company’s consolidated weighted average tax rate for the three months ended September 30, 2018 and 2017 was 12.8% and 26.5%, respectively. Income tax expense was Rs.742 for the three months ended September 30, 2018, as compared to income tax expense of Rs.1,027 for the three months ended September 30, 2017.

The effective rates of tax for the three and six months ended September 30, 2018 were lower primarily on account of the following:

a)	tax effects arising from unrealized inter-company profits on inventory held by the Company in jurisdictions with different tax rates;

b)	resolution of a certain tax matter in the Company’s favor resulting in a reversal of income tax expense pertaining to earlier years; and

c)	changes in the Company’s jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits from lower tax jurisdictions and a decrease in the proportion of the Company’s profits from higher tax jurisdictions) for the three and six months ended September 30, 2018, as compared to the three and six months ended September 30, 2017.

Total tax benefits recognized directly in the equity were Rs.98 and Rs.355 for the three months and six months ended September 30, 2018, respectively (as compared to tax benefits of Rs.172 and Rs.522 for the three months and six months ended September 30, 2017, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of financial instruments and the foreign exchange gain/loss on cash flow hedges.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited (“Green Park Hospitality”) for catering services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) for sales of goods and for providing research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services; and
•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Research and development services received	Rs.	40	Rs.	40	Rs.	24	Rs.	15
Contributions towards social development		113		122		57		73
Hotel expenses paid		16		23		8		8
Catering expenses paid		106		74		60		63
Lease rentals paid under cancellable operating leases		18		18		9		8
Civil works		55		-		34		-
Sales of goods		12		-		12		-
Others		3		-		1		-

The Company had the following amounts due from related parties as at the following dates:

	As at
	September 30, 2018		March 31, 2018
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties (Reddy Kunshan and Green Park Hospitality)		189		148

The Company had the following amounts due to related parties as at the following dates:

	As at
	September 30, 2018		March 31, 2018
Due to related parties	Rs.	4	Rs.	14

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Salaries and other benefits	Rs.	291	Rs.	222	Rs.	167	Rs.	114
Contributions to defined contribution plans		18		15		9		8
Commission to directors		118		165		59		82
Share-based payments expense		49		47		18		22
	Rs.	476	Rs.	449	Rs.	253	Rs.	226

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

20. Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and six months ended September 30, 2018 and 2017:

Depreciation and amortization	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Cost of revenues	Rs.	3,336	Rs.	3,289	Rs.	1,652	Rs.	1,676
Selling, general and administrative expenses		2,010		1,841		1,056		950
Research and development expenses		635		610		290		315
	Rs.	5,981	Rs.	5,740	Rs.	2,998	Rs.	2,941

Employee benefits	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Cost of revenues	Rs.	5,621	Rs.	5,202	Rs.	2,882	Rs.	2,566
Selling, general and administrative expenses		8,957		8,336		4,573		4,111
Research and development expenses		2,515		2,425		1,267		1,213
	Rs.	17,093	Rs.	15,963	Rs.	8,722	Rs.	7,890

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 39 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2018 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this Quarterly Report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product “at-risk”

On June 14, 2018, the Company received final approval for Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, a therapeutic equivalent generic version of Suboxone® (buprenorphine and naloxone) sublingual film from the U.S. FDA.  The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware, where the Delaware court concluded that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product.  In view of the favorable decision from the Delaware Court, the company launched its generic sublingual film product in the U.S. immediately following the U.S. FDA approval on June 14, 2018.  Following the launch, on June 15, 2018, Indivior PLC (“Indivior”) filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”).  Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three newly-issued patents obtained by Indivior and asserted in the New Jersey Court.  Pending a hearing and decision on the injunction application, the New Jersey Court issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States.  Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior.  The Company immediately appealed the decision and the U.S. Court of Appeals for the Federal Circuit (the “Court of Appeals”) agreed to expedite the appeal. The Court of Appeals heard oral argument on the Company’s appeal on October 4, 2018 and the Company is awaiting the judgment.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. The matter is adjourned to November 13, 2018 for hearing.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

Namenda litigation

As previously disclosed, in August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company and certain other defendants alleging that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. All defendants, including the Company, moved to dismiss the claims. On September 13, 2016, the Court denied the defendants’ motions; the motion pertaining to the claims against the Company was denied without prejudice. That same day, however, the Court stayed the Sergeants case pending resolution of similar claims in another case in which the Company is not a party (JM Smith Corp. v. Actavis PLC, now styled In re Namenda Direct Purchaser Antitrust Litigation, 15 Civ. 7488, S.D.N.Y.). The parties in the JM Smith Namenda Direct Purchaser case have served the Company with subpoenas, in response to which the Company produced the specific documents subpoenaed and provided testimony in a deposition. The Namenda Direct Purchaser case is now trial-ready. Discovery in that case is complete, and the Court has denied the motion for summary judgment filed by the defendants in that action, but no trial date has been set. By orders dated September 10, 2018 and October 10, 2018 the Court lifted the stay in the Sergeants litigation, and ordered that fact discovery be complete by December 19, 2018. Further events and deadlines have not yet been scheduled.

The Company believes that the likelihood of any liability that may arise on account of the Complaint is not probable. Accordingly, no provision has been made in these interim financial statements.

Child resistant packaging matter complaint under the False Claims Act (“FCA”)

As previously disclosed, during the year ended March 31, 2015, two former employees of the Company filed a complaint in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act, alleging that the Company had during prior years sold prescription drug products that failed to comply with child resistant blister packaging requirements (the “FCA Complaint”). During the three months ended March 31, 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs subsequently filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

In June 2018, the plaintiffs filed their Notice of Appeal to the Third Circuit Court of Appeals. During the three months ended September 2018, the plaintiffs and the DOJ settled and hence this appeal was dismissed. The plaintiffs then filed an application for recovery of attorneys' fees from the Company under the "alternative remedy doctrine." The Company filed counter against this and in response the plaintiffs withdrew their application.

The Company believes that the likelihood of any liability that may arise on account of the Complaint is not probable. Accordingly, no provision has been made in these interim financial statements.

Nexium litigation

As previously disclosed, two complaints, similar in nature to the Nexium litigation, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions were filed in these actions. Both matters were administratively closed by the Court on April 16, 2018.

Civil Litigation of Pricing/reimbursement matters

As previously disclosed, on November 17, 2016, certain class action complaints were filed against the Company and subsequently were consolidated into one amended complaint pending with the E.D.P.A Federal Court. These complaints allege that the Company and other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of divalproex sodium extended-release tablets in the United States. In response to the consolidated new complaint, the Company filed a motion to dismiss on October 2017. The plaintiffs filed opposition to the motion to dismiss in December 2017 against which a reply was filed by the Company in January 2018. In October 2018, the Court denied the motion to dismiss on the grounds that the allegations pled leave open the possibility of conspiracy. Therefore, discovery will proceed to look into this possibility.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

Multi-District Litigation (“MDL”)

As previously disclosed in Item 4 on page 43 to the Annual Report on Form 20-F for the year ended March 31, 2018, the Attorneys General for 45 States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company’s subsidiary, Dr. Reddy’s Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation in the United States District Court for the Eastern District of Pennsylvania, MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation (the “MDL-2724”).

In June 2018, three additional class action complaints were filed in the MDL-2724 on behalf of classes of putative end payer plaintiffs, indirect reseller plaintiffs, and direct purchaser plaintiffs. All three complaints allege conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, and violations of 31 State antitrust statutes, Consumer Protection statutes and claims of Unjust Enrichment seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs.  The complaints allege an “overarching conspiracy” among the named defendants involving fifteen drugs and, with slight variations, name approximately 25 generic pharmaceutical manufacturers including Dr. Reddy’s Laboratories, Inc. The drug-specific allegations against Dr. Reddy’s Laboratories, Inc. involve two of the fifteen drugs, meprobamate and zoledronic acid. However, plaintiffs also allege that Dr. Reddy’s Laboratories, Inc. (as well as all other manufacturers named) were part of a larger conspiracy as to all of the drugs named in the complaints.

On September 25, 2018, Marion Diagnostic Center, LLC and Marion Healthcare, LLC filed a complaint in the MDL-2724, on behalf of themselves and a class of all direct purchasers from distributors, against Dr. Reddy’s Laboratories, Inc. and 22 other defendants, including a major distributor of pharmaceutical products. Such complaint alleges an “overarching conspiracy” for price fixing and to rig bids and allocate customers with respect to 16 drugs. Dr. Reddy’s Laboratories, Inc. was specifically named with respect to two drugs: meprobamate and zoledronic acid. Such complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of 24 State antitrust statutes, Consumer Protection statutes and claims of Unjust Enrichment, seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs.

Similarly, The Kroger Co., Albertsons Companies, LLC, and the H.E. Butt Grocery Company, L.P. filed claims in the MDL-2724 against Dr. Reddy’s Laboratories, Inc., and 33 other defendants alleging an “overarching” price fixing conspiracy and to rig bids and allocate customers with respect to 30 generic drugs. Dr. Reddy’s Laboratories, Inc. was specifically named as to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. Additionally, similar complaints were filed by Humana, Inc. against 34 defendants (including Dr. Reddy’s Laboratories, Inc.), involving a total of 16 generic drugs, and naming Dr. Reddy’s Laboratories, Inc. specifically with respect to two drugs: divalproex ER and pravastatin sodium tablets. The complaints allege violations of Section 1 of the Sherman Act, 15 U.S.C. §1, seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Securities Class Action Litigation

As previously disclosed, in August 2017 a securities class action lawsuit complaint was filed in the United States District Court for the District of New Jersey, alleging that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company’s share price dropped and its investors were affected and, on May 9, 2018, the Company and other defendants filed a motion to dismiss the complaint.

On June 25, 2018, the plaintiffs filed an opposition to the motion to dismiss and, on July 25, 2018, a further reply in support of the motion to dismiss was filed by the Company. In August 2018, oral argument on the motion to dismiss was heard by the court and the parties are awaiting the decision.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Glenmark Litigation

In November 2017, the Company received a letter from Glenmark Farmaceutica Ltda and Glenmark Pharmaceuticals Limited (collectively “Glenmark”), for invocation of arbitration under a distribution agreement and a deed of assignment relating to a product between the Company and Glenmark. The arbitration was invoked alleging that the non-supply of the product by the Company severely affected the value of the Intellectual Property and goodwill and therefore Glenmark claims to recover the loss along with interest and penalties from the Company.

Glenmark approached the Supreme Court of India relating to the appointment of an arbitrator and in March 2018, an arbitrator was appointed by the Supreme Court. In July 2018, Glenmark filed a claim statement against the Company and in September 2018, the Company filed a reply against the claim along with a counter claim.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this complaint is unascertainable. No provision was made in the interim financial statements of the Company.

Environmental matters

Land pollution

As previously disclosed, since 1989 the Company has been involved in a series of legal proceedings relating to allegations that the Company, along with various other co-defendants, effected discharges of pollution that damaged certain farms and other lands in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh, India. A court had ordered the defendants to compensate certain farmers at a specified rate, resulting in a total compensation of Rs.3 paid by the Company. The appeal of the ruling was ultimately transferred to the National Green Tribunal (“NGT”), Chennai, which disposed of this matter in a judgment dated October 24, 2017.

The Bulk Drug Manufacturers Association of India (“BDMAI”), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects. The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium on expansion of industries imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company’s appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended September 30, 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The Company believes that any additional liability that might arise in this regard is not material to the consolidated financial statements. Accordingly, no provision relating to these claims has been made in the interim financial statements.

Water pollution and air pollution

As previously disclosed, during the year ended March 31, 2012, the Andhra Pradesh Pollution Control Board alleged that the Company and various other defendants violated the Indian Water Pollution Act and the Indian Air Pollution Act, and issued orders limiting activities at certain of the Company’s manufacturing facilities in Hyderabad, India. The Company appealed these orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”), which recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal.

The challenge to the APP Appellate Board’s decision is transferred to the NGT, Delhi for a final hearing, the date for which has not yet been notified. No provision relating to these claims has been made in the interim financial statements.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Investment in Curis Inc.

In May 2018, Curis Inc. completed a 1-for-5 reverse stock split of its common stock. After giving effect to such stock split, the total number of equity shares held by the Company is 5.47 million.

Upon transition to IFRS 9, the Company applied the irrevocable FVTOCI option on the equity shares held by the Company.

As of September 30, 2018, a loss of Rs.1,993 arising from changes in the fair value of such shares of common stock was recorded in other comprehensive income.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

The warning letter did not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA's satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations. During the years ended March 31, 2016, 2017 and 2018, the U.S. FDA withheld approval of new products from these facilities pending resolution of the issues identified in the warning letter. To minimize the business impact, the Company transferred certain key products to alternate manufacturing facilities.

Subsequent to the issuance of the warning letter, the Company promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the warning letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities in the months of February, March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada. The Company responded to these observations identified by the U.S. FDA and believes that it can resolve them in a timely manner.

In June 2017, the U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda is successfully closed. With regard to the Company’s oncology manufacturing facility at Duvvada and its API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicated that the inspection status of these facilities remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada. In October 2018, the re-inspection was completed and the U.S.FDA issued Form 483 with eight observations. The Company is in the process of addressing these observations. With respect to the API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company is in the process of responding to these queries.

Inspection of other facilities:

In May and June 2017, inspection of the Company’s Formulations Srikakulam Plant (SEZ) Unit II and I, India, was completed by the U.S. FDA with zero and one observations, respectively, and the U.S. FDA issued EIRs in September 2017 for both Units II and I, indicating the closure of the audit for these facilities.

The inspection of the Company’s Custom Pharmaceutical Services facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an EIR in December 2017 indicating the closure of audit for this facility.

In April 2017, inspection of the Company’s formulations manufacturing facility at Bachupally, Hyderabad was completed by the U.S. FDA and the Company was issued a Form 483 with 11 observations. In December 2017, the U.S. FDA issued an EIR which indicates the closure of the audit for this facility.

In July 2017, inspection of the Company’s API facility in Cuernavaca, Mexico was completed by the U.S. FDA with zero observations, and the U.S. FDA issued an EIR in April 2018 indicating the closure of the audit for this facility.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Receipt of warning letter from the U.S. FDA (continued)

The inspection of the Company’s API facility in Mirfield, United Kingdom was completed by the U.S. FDA on September 15, 2017, and the Company was issued a Form 483 with three observations. The Company responded to the observations identified by the U.S. FDA, and the U.S. FDA issued an EIR on April 24, 2018, which indicates the closure of the audit for this facility.

In March 2018, inspection of the Company’s API Hyderabad Plant 1 and API Hyderabad Plant 3 manufacturing facilities was completed by the U.S. FDA with four and five observations, respectively. The observations at API Hyderabad Plant 3 were related to procedures and facility maintenance. The Company responded to the observations relating to both facilities and, in June 2018, received an EIR indicating the closure of the audit for both facilities.

In June 2018, an inspection of the Company’s API Srikakulam Plant (SEZ) was completed by the U.S. FDA with zero observations, and the U.S. FDA issued an EIR in August 2018 indicating the closure of the audit for this facility.

24. Inspection by the regulatory authority of Bavaria, Germany

In August 2017, the Company’s German subsidiary betapharm Arzneimittel GmbH received a letter from a regulatory authority of Bavaria, Germany (the Regierung von Oberbayern, which is the Central Authority for Supervision of Medicinal Products in Bavaria of the Upper Bavarian government) (the “Regulator”), that the GMP compliance certificate for the Company’s formulations manufacturing facility at Bachupally, Hyderabad was not renewed as the result of GMP compliance deviations identified in an inspection. Consequently, this manufacturing facility was not permitted to export products to the European Union (the “EU”) until satisfactory resolution of the issues identified in the inspection and renewal of the facility’s GMP compliance certificate. The manufacturing facility was re-inspected in January 2018 and the status of non-compliance was withdrawn. The facility since then is permitted to dispatch approved products to the EU.

Furthermore, on September 7, 2017, the Regulator concluded an inspection of the Company’s formulations manufacturing facility at Duvvada, Visakhapatnam, with zero critical and six major observations. The Company submitted a Corrective and Preventive Action Plan (“CAPA”) to the Regulator in this regard which was accepted by the Regulator. Consequently, the Regulator permitted the Company to start production from this facility for the EU market. The German Regulator intends to re-inspect this facility by the end of calendar year 2018.

25. Disposal group

In October 2018, the Company entered into a definitive agreement for the sale of its manufacturing facility, API Hyderabad Plant 4, located in Jeedimetla, Hyderabad and forming part of its PSAI segment to Therapiva Private Limited, Hyderabad. This divestiture was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees.

The carrying value of all the assets and liabilities forming part of this divestiture is disclosed as a disposal group held for sale in the unaudited condensed consolidated interim statement of financial position.

Tabulated below are the carrying values of the assets and liabilities forming part of the disposal group held for sale as on September 30, 2018:

	Amount
Property, plant and equipment	Rs.	426
Inventories		387
Other assets		16
Assets of disposal group held for sale (A)	Rs.	829
Trade and other payables	Rs.	56
Other liabilities		21
Liabilities of disposal group held for sale (B)	Rs.	77
Net assets of disposal group held for sale [(A)+(B)]	Rs.	752

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Revenues

	For the six months ended September 30,				For the three months ended September 30,
	2018		2017		2018		2017
Sales	Rs.	73,374	Rs.	67,394	Rs.	36,867	Rs.	34,904
Service income		1,000		782		561		316
License fees		811		443		550		240
	Rs.	75,185	Rs.	68,619	Rs.	37,978	Rs.	35,460
Excise duty included in revenues	Rs.	-	Rs.	173	Rs.	-	Rs.	-

Refund liability amounting to Rs.3,351 and Rs.3,210 as of September 30, 2018 and March 31, 2018, respectively, has been included in provisions forming part of current liabilities.

27. Subsequent events

None.

37

ITEM 2.	OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2018, all of which are on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2018 compared to the three months ended September 30, 2017

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2018			2017
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	37,978	100.0%	Rs.	35,460	100.0%	7%
Gross profit		20,897	55.0%		18,901	53.3%	11%
Selling, general and administrative expenses		12,372	32.6%		11,032	31.1%	12%
Research and development expenses		4,120	10.8%		4,175	11.8%	(1)%
Other income, net		(641)	(1.7)%		(114)	(0.3)%	462%
Results from operating activities		5,046	13.3%		3,808	10.7%	33%
Finance (expense)/income, net		625	1.6%		(24)	(0.1)%	(2704)%
Share of profit of equity accounted investees, net of tax		109	0.3%		92	0.3%	18%
Profit before tax		5,780	15.2%		3,876	10.9%	49%
Tax expense		742	2.0%		1,027	2.9%	(28)%
Profit for the period	Rs.	5,038	13.3%	Rs.	2,849	8.0%	77%

Revenues

Our overall consolidated revenues were Rs.37,978 million for the three months ended September 30, 2018, an increase of 7% as compared to Rs.35,460 million for the three months ended September 30, 2017.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2018			2017
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	30,536	80%	Rs.	28,618	81%	7%
PSAI		6,029	16%		5,654	16%	7%
Proprietary Products		776	2%		748	2%	4%
Others		637	2%		440	1%	45%
Total	Rs.	37,978	100%	Rs.	35,460	100%	7%

38

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.30,536 million for the three months ended September 30, 2018, an increase of 7% as compared to Rs.28,618 million for the three months ended September 30, 2017.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 9% resulting from the introduction of new products during the period;
•	an increase of approximately 5% resulting from an increase in the sales volume of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 7% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.14,265 million for the three months ended September 30, 2018, a decrease of 0.4% as compared to the three months ended September 30, 2017. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 6% in the three months ended September 30, 2018 as compared to the three months ended September 30, 2017.

This decrease in revenues was largely attributable to the following:

•	price erosion in certain of our existing products; and

•	the foregoing was partially offset by revenues from new products launched between October 1, 2017 and September 30, 2018, such as sevelamer carbonate tablets, levetiracetam bags and palonosetron injection.

During the three months ended September 30, 2018, we launched four new products in North America (the United States and Canada). These new products are OTC esomeprazole tablets, neostigmine injection, hydroxychloroquine tablets and Nitro-Dur® patch.

During the three months ended September 30, 2018, we made three new ANDA filings to the U.S.FDA. As of September 30, 2018, we had 113 filings pending approval at the U.S. FDA, which includes three NDA filings under section 505(b) (2) and 110 ANDA filings. Out of these 110 ANDA filings, 63 are Paragraph IV filings and we believe we are the first to file with respect to 32 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2018 were Rs.6,864 million, an increase of 8% as compared to the three months ended September 30, 2017. This increase was primarily attributable to an increase in sales price of our existing products and new products we launched between October 1, 2017 and September 30, 2018.

According to IQVIA in its Moving Quarterly Total report for the three months ended September 30, 2018, our secondary sales in India increased by 11.8% during such period, as compared to the India pharmaceutical market’s growth of 13.3% during such period. During the three months ended September 30, 2018, we launched six brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China, South Africa, and Brazil) for the three months ended September 30, 2018 were Rs.7,492 million, an increase of 36% as compared to the three months ended September 30, 2017.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2018 were Rs.3,793 million, an increase of 18% as compared to the three months ended September 30, 2017. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 21% for the three months ended September 30, 2018 as compared to the three months ended September 30, 2017. The increase in revenues was primarily on account of an increase in the sales prices of our existing products and new products we launched between October 1, 2017 and September 30, 2018. Our OTC division’s revenues from Russia for the three months ended September 30, 2018 were 41% of our total revenues from Russia.

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According to IQVIA, as per its report for the two months ended August 31, 2018, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the two months ended August 31, 2018, was as follows:

	For the two months ended August 31, 2018
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	4.05%	(3.11)%	9.01%	2.19%
Over-the-counter (OTC)	5.81%	(2.02)%	6.80%	(1.96)%
Total (Rx + OTC)	4.80%	(2.76)%	7.90%	(0.68)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,441 million for the three months ended September 30, 2018, an increase of 56% as compared to the three months ended September 30, 2017. This increase was largely attributable to the increase in sales volumes of our existing major brands coupled with new products launched between October 1, 2017 and September 30, 2018.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,258 million for the three months ended September 30, 2018, an increase of 65% as compared to the three months ended September 30, 2017. This increase was largely attributable to an increase in the sales volumes of our existing products, as well as new products launched between October 1, 2017 and September 30, 2018. Growth was further driven by increase in sales contributions from new markets such as Brazil and China.

Europe: Our Global Generics segment’s revenues from Europe are derived from Germany, the United Kingdom, Italy, France, Spain and our out-licensing business across Europe. Such revenues were Rs.1,915 million for the three months ended September 30, 2018, a decrease of 21% as compared to the three months ended September 30, 2017. This decrease was primarily on account of a decrease in prices of our existing products, and the foregoing was partially offset by revenues from new products launched between October 1, 2017 and September 30, 2018.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2018 were Rs.6,029 million, an increase of 7% as compared to the three months ended September 30, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	an increase in sales of active pharmaceutical ingredients for the three months ended September 30, 2018, which increased our PSAI segment’s revenues by approximately 4%; and

•	an increase in sales of our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 3%.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.776 million for the three months ended September 30, 2018, an increase of 4% as compared to Rs.748 million for the three months ended September 30, 2017.

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Gross Profit

Our total gross profit was Rs.20,897 million for the three months ended September 30, 2018, representing 55.0% of our revenues for that period, as compared to Rs.18,901 million for the three months ended September 30, 2017, representing 53.3% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2018			2017
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	18,111	59.3%	Rs.	16,936	59.2%
PSAI		1,697	28.1%		1,107	19.6%
Proprietary Products		653	84.1%		633	84.5%
Others		436	68.4%		225	51.1%
Total	Rs.	20,897	55.0%	Rs.	18,901	53.3%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 59.3% for the three months ended September 30, 2018 from 59.2% for the three months ended September 30, 2017. This increase was primarily from introduction of new products with higher margins offset by price erosion in some of our key existing products during the intervening period.

The gross profits from our PSAI segment increased to 28.1% for the three months ended September 30, 2018, from 19.6% for the three months ended September 30, 2017. This increase was primarily due to higher realizations in some of our key molecules coupled with changes in our existing product mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,372 million for the three months ended September 30, 2018, an increase of 12% as compared to Rs.11,032 million for the three months ended September 30, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase in personnel costs, primarily on account of annual raises which increased our selling, general and administrative expenses by approximately 4%;

•	an increase in sales and marketing expenses, which increased our selling, general and administrative expenses by approximately 3%;

•	an increase in freight outward expenses, which increased our selling, general and administrative expenses by approximately 3%; and

•	an increase in other costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 32.6% for the three months ended September 30, 2018 from 31.1% for the three months ended September 30, 2017.

Research and development expenses

Our research and development expenses were Rs.4,120 million for the three months ended September 30, 2018, a decrease of 1% as compared to Rs.4,175 million for the three months ended September 30, 2017. The decrease was primarily on account of timing variations in development related activities. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

As a proportion of our total revenues, our research and development expenses was at 10.8% for the three months ended September 30, 2018, as compared to 11.8% for the three months ended September 30, 2017.

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Other (income)/expense, net

•	Our net other income was Rs.641 million for the three months ended September 30, 2018, as compared to net other income of Rs.114 million for the three months ended September 30, 2017. Our net other income for the three months ended September 30, 2018 primarily includes Rs.464 million on account of our sale of rights relating to an intangible asset forming part of our Proprietary Products Segment and our sale of all of the membership interests in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance income/(expense), net

Our net finance income was Rs.625 million for the three months ended September 30, 2018, as compared to net finance expense of Rs.24 million for the three months ended September 30, 2017. The increase in net finance income was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.113 million for the three months ended September 30, 2018, as compared to profit on sale of investments of Rs.88 million for the three months ended September 30, 2017;

•	net interest income of Rs.19 million for the three months ended September 30, 2018, as compared to net interest expense of Rs.159 million for the three months ended September 30, 2017; and

•	net foreign exchange gain of Rs.493 million for the three months ended September 30, 2018, as compared to net foreign exchange gain of Rs.47 million for the three months ended September 30, 2017.

Profit before tax

As a result of the above, our profit before tax was Rs.5,780 million for the three months ended September 30, 2018, as compared to Rs.3,876 million for the three months ended September 30, 2017.

Tax expense

Our consolidated weighted average tax rate was 12.8% for the three months ended September 30, 2018, as compared to 26.5% for the three months ended September 30, 2017. The effective rate for the three months ended September 30, 2018 was lower as compared to the three months ended September 30, 2017, primarily on account of tax effects arising from unrealized inter-company profits on inventory held in jurisdictions with different tax rates, resolution of a certain tax matter in the our favor resulting in a reversal of income tax expense pertaining to earlier years, and favourable changes in our jurisdictional mix of earnings.

Our tax expense was Rs.742 million for the three months ended September 30, 2018, as compared to Rs.1,027 million for the three months ended September 30, 2017.

Profit for the period

As a result of the above, our net profit was Rs.5,038 million for the three months ended September 30, 2018, representing 13.3% of our total revenues for such period, as compared to Rs.2,849 million for the three months ended September 30, 2017, representing 8.0% of our total revenues for such period.

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Section B:

Six months ended September 30, 2018 compared to the six months ended September 30, 2017

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2018			2017
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	75,185	100.0%	Rs.	68,619	100.0%	10%
Gross profit		41,625	55.4%		35,998	52.5%	16%
Selling, general and administrative expenses		24,478	32.6%		22,795	33.2%	7%
Research and development expenses		8,277	11.0%		9,250	13.5%	(11)%
Other income, net		(944)	(1.3)%		(308)	(0.4)%	206%
Results from operating activities		9,814	13.1%		4,261	6.2%	130%
Finance income, net		781	1.0%		197	0.3%	296%
Share of profit of equity accounted investees, net of tax		192	0.3%		190	0.3%	1%
Profit before tax		10,787	14.3%		4,648	6.8%	132%
Tax expense		1,188	1.6%		1,208	1.8%	(2)%
Profit for the period	Rs.	9,599	12.8%	Rs.	3,440	5.0%	179%

Revenues

Our overall consolidated revenues were Rs.75,185 million for the six months ended September 30, 2018, an increase of 10% as compared to Rs.68,619 million for the six months ended September 30, 2017.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2018			2017
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	61,172	81%	Rs.	56,073	82%	9%
PSAI		11,438	15%		10,305	15%	11%
Proprietary Products		1,502	2%		1,260	2%	19%
Others		1,073	2%		981	1%	9%
Total	Rs.	75,185	100%	Rs.	68,619	100%	10%

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Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.61,172 million for the six months ended September 30, 2018, an increase of 9% as compared to Rs.56,073 million for the six months ended September 30, 2017.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 11% resulting from the introduction of new products during the intervening period;
•	an increase of approximately 8% resulting from a net increase in the sales volume of existing products in this segment; and
•	a decrease of approximately 10% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the six months ended September 30, 2018 were Rs.30,168 million, an increase of 3% as compared to the six months ended September 30, 2017. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 2% in the six months ended September 30, 2018 as compared to the six months ended September 30, 2017.

During the six months ended September 30, 2018, we launched eight new products in North America (the United States and Canada). These new products include thiotepa injection, buprenorphine and naloxone film, aripiprazole ODT (orally dissolving tablets), levetiracetam bags, OTC esomeprazole, neostigmine injection, hydroxychloroquine injection and Nitro-Dur® patch.

India: Our Global Generics segment’s revenues from India were Rs.12,939 million for the six months ended September 30, 2018, an increase of 17% as compared to the six months ended September 30, 2017. During the six months ended September 30, 2018, we launched 15 new brands in India.

During the three months ended June 30, 2017, there was a significant reduction in the sales volumes of our existing products, as our customers in India reduced their inventory holdings in anticipation of the transition to India’s Goods and Service Tax (“GST”) regime, which became effective on July 1, 2017. As a result, our revenues from India for the six months ended September 30, 2017 were lower as compared to the revenues for the six months ended September 30, 2018.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily China, South Africa, and Brazil) for the six months ended September 30, 2018 were Rs.14,135 million, an increase of 26% as compared to the six months ended September 30, 2017.

Russia: Our Global Generics segment’s revenues from Russia were Rs.7,581 million for the six months ended September 30, 2018, an increase of 14% as compared to the six months ended September 30, 2017. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 18% for the six months ended September 30, 2018 as compared to the six months ended September 30, 2017. Our over-the-counter (“OTC”) division’s revenues from Russia for the six months ended September 30, 2018 were 40% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding efforts.

According to IQVIA, as per its report for the five months ended August 31, 2018, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the five months ended August 31, 2018, was as follows:

	For the five months ended August 31, 2018
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	4.79%	(2.94)%	11.63%	3.12%
Over-the-counter (OTC)	8.46%	0.66%	7.84%	(0.98)%
Total (Rx + OTC)	6.40%	(1.73)%	9.71%	0.29%

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Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,623 million for the six months ended September 30, 2018, an increase of 47% as compared to the six months ended September 30, 2017.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.3,931 million for the six months ended September 30, 2018, an increase of 41% as compared to the six months ended September 30, 2017. This increase was primarily attributable to an increase in sales contribution from new markets such as Brazil and China.

Europe: Our Global Generics segment’s revenues from Europe were Rs.3,930 million for the six months ended September 30, 2018, a decrease of 13% as compared to the six months ended September 30, 2017. This decrease was primarily on account of decrease in prices of our existing products, the foregoing was partially offset by revenues from new products launched between October 1, 2017 and September 30, 2018.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2018 were Rs.11,438 million, an increase of 11% as compared to the six months ended September 30, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	increased sales of active pharmaceutical ingredients for the six months ended September 30, 2018, primarily attributable to increased sales volumes of existing products, partially offset by net impact of changes in sales prices of existing products, which together increased our PSAI segment’s revenues by approximately 5%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 6%.

Gross Profit

Our total gross profit was Rs.41,625 million for the six months ended September 30, 2018, representing 55.4% of our revenues for that period, as compared to Rs.35,998 million for the six months ended September 30, 2017, representing 52.5% of our revenues for that period.

	For the six months ended September 30,
	2018			2017
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	36,867	60.3%	Rs.	32,772	58.4%
PSAI		2,882	25.2%		1,640	15.9%
Proprietary Products		1,247	83.0%		1,051	83.4%
Others		629	58.6%		535	54.5%
Total	Rs.	41,625	55.4%	Rs.	35,998	52.5%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 60.3% for the six months ended September 30, 2018, from 58.4% for the six months ended September 30, 2017. This increase was primarily from introduction of new products with higher margins, partially offset by price erosion in some of our key existing products, during the intervening period.

The gross profits from our PSAI segment increased to 25.2% for the six months ended September 30, 2018, from 15.9% for the six months ended September 30, 2017. This increase was primarily due to higher realizations in some of our key molecules coupled with changes in our existing product mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.24,478 million for the six months ended September 30, 2018, an increase of 7% as compared to Rs.22,795 million for the six months ended September 30, 2017.

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After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to the following:

•	an increase in personnel costs, primarily on account of annual raises which increased our selling, general and administrative expenses by approximately 3%;

•	an increase in freight outward expenses, which increased our selling, general and administrative expenses by approximately 3%; and

•	an increase in other costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 32.6% for the six months ended September 30, 2018, from 33.2% for the six months ended September 30, 2017.

Research and development expenses

Our research and development costs were Rs.8,277 million for the six months ended September 30, 2018, a decrease of 11% as compared to Rs.9,250 million for the six months ended September 30, 2017. Lower spend is primarily on account of certain activities/milestone payments scheduled towards the second half of the fiscal year. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

Other (income) / expense, net

Our other income was Rs.944 million for the six months ended September 30, 2018, as compared to other income of Rs.308 million for the six months ended September 30, 2017. Other income primarily includes gain of Rs.464 million on account of our sale of rights relating to an intangible asset forming part of our Proprietary products segment and our sale of all of the membership interests in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance (expense) / income, net

Our net finance income was Rs.781 million for the six months ended September 30, 2018, as compared to net finance income of Rs.197 million for the six months ended September 30, 2017. The increase in net finance income was attributable to:

•	net interest expense of Rs.43 million for the six months ended September 30, 2018, as compared to net interest expense of Rs.231 million for the six months ended September 30, 2017;

•	net foreign exchange gain of Rs.603 million for the six months ended September 30, 2018, as compared to net foreign exchange gain of Rs.57 million for the six months ended September 30, 2017; and

•	profit on sale of investments and unrealized gains on units of mutual funds of Rs.221 million for the six months ended September 30, 2018, as compared to profit on sale of investments of Rs.371 million for the six months ended September 30, 2017.

Profit before tax

As a result of the above, our profit before tax was Rs.10,787 million for the six months ended September 30, 2018, an increase of 132% as compared to Rs.4,648 million for the six months ended September 30, 2017.

Tax expense

Our consolidated weighted average tax rate was 11.0% for the six months ended September 30, 2018, as compared to 25.9% for the six months ended September 30, 2017. The effective rate for the six months ended September 30, 2018 was lower as compared to the three months ended September 30, 2017, primarily on account of tax effects arising from unrealized inter-company profits on inventory held in jurisdictions with different tax rates, resolution of a certain tax matter in the our favor resulting in a reversal of income tax expense pertaining to earlier years, and favourable changes in our jurisdictional mix of earnings.

Our tax expense was Rs.1,188 million for the six months ended September 30, 2018, as compared to Rs.1,208 million for the six months ended September 30, 2017.

Profit for the period

As a result of the above, our net profit was Rs.9,599 million for the six months ended September 30, 2018, representing 12.8% of our total revenues for such period, as compared to Rs.3,440 million for the six months ended September 30, 2017, representing 5.0% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding finance lease obligations) outstanding as of September 30, 2018:

Debt	Amount		Currency(1)	Interest Rate(2)
Pre-shipment credit (short-term)	Rs.	20,224	USD	1 Month LIBOR + 01 to 50 bps
Other short-term borrowings		7,631	USD MXN UAH	1 Month LIBOR + 65 to 85 bps TIIE + 1.25% 21.50%
Long-term borrowings		27,659	USD EUR	1 Month LIBOR + 70 to 105 bps 0.81%

(1)	“MXN” means Mexican pesos and “UAH” means Ukrainian hryvnia.

(2)	“LIBOR” means the London Inter-bank Offered Rate and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Our long-term borrowings were incurred primarily for the purpose of funding the acquisition of eight ANDAs from Teva Pharmaceutical Industries Limited and to meet certain anticipated capital expenditures.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2018		2017
Net cash from/(used in):
Operating activities	Rs.	5,706	Rs.	4,728
Investing activities		537		(5,456)
Financing activities		(5,145)		(646)
Net increase/(decrease) in cash and cash equivalents	Rs.	1,098	Rs.	(1,374)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.31,120 million available in credit under revolving credit facilities with banks as of September 30, 2018.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.5,706 million for the six months ended September 30, 2018, as compared to a cash inflow of Rs.4,728 million for the six months ended September 30, 2017.

The increase in net cash inflow of Rs.978 million was primarily due to an increase in our earnings partially offset by an increase in working capital requirements, largely on account of an increase in our trade receivables and inventories as of September 30, 2018.

Our average days’ sales outstanding (“DSO”) as at September 30, 2018, March 31, 2018 and September 30, 2017 were 110 days, 102 days and 110 days, respectively. The increase in our DSO between March 31, 2018 and September 30, 2018 was primarily on account of (a) an increase in the credit periods of certain of our customers in North America; and (b) higher exchange rates as of September 30, 2018 as compared to the exchange rates prevailing during the six months ended September 30, 2018, which increased our trade receivables higher than the corresponding revenues.

Cash Flows from Investing Activities

Our investing activities resulted in a net cash inflow of Rs.537 million and an outflow of Rs.5,456 million for the six months ended September 30, 2018 and 2017, respectively.

During the six months ended September 30, 2018, net cash inflow was primarily on account of redemption of investments of Rs.3,482 which was partially offset by a net cash outflow on account of acquisition of property, plant and equipment, and other intangible assets of Rs.3,211.

During the six months ended September 30, 2017, net cash outflow was primarily on account of acquisition of property, plant and equipment, and other intangible assets of Rs.6,006 which was partially off-set on account of redemption of investments of Rs.336.

Cash Flows from Financing Activities

Our financing activities resulted in a net cash outflow of Rs.5,145 million and a net cash outflow of Rs.646 million for the six months ended September 30, 2018 and 2017, respectively.

During the six months ended September 30, 2018, the net cash outflow was primarily on account of repayment of short-term borrowings of Rs.290 million, interest payment of Rs.746 million and a dividend pay-out of Rs.4,003 million.

During the six months ended September 30, 2017, there was a decrease in net short-term borrowings by Rs.14,961 million, primarily on account of repayment of Rs.23,222 million by our Swiss Subsidiary, which was offset by an increase in long-term borrowings of Rs.19,065 million incurred by our Swiss Subsidiary and our German Subsidiary. Therefore, the net cash outflow of Rs.646 million was primarily on account of dividend pay-out of Rs.3,992 million and interest payments of Rs.684 million partially off-set by an inflow on account of net borrowings incurred of Rs.4,104.

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ITEM 4. OTHER MATTERS

None.

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ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: November 01, 2018	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

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